SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2018

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-38456

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Columbia Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Columbia Financial, Inc.
19-01 Route 208 North
Fair Lawn, New Jersey 07410

REQUIRED INFORMATION

1.   Financial Statements.

2.   Supplementary Information.

      Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2018

3.   Exhibits.

      Exhibit 23: Consent of Independent Registered Public Accounting Firm.

      Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN

Table of Contents



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

To the Plan Participants, Plan Administrator, and
Columbia Bank's Savings and Investment Committee
Columbia Bank Savings and Investment Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Columbia Bank Savings and Investment Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for plan benefits for the year ended Decemeber 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan's auditor; however we are aware that we have served as the Plan's auditor since at least 2000.

Short Hills, New Jersey
July 1, 2019

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,	
	2018	2017
Assets:		
Investments:		
Employer common stock	$ 18,720,735	$ —
Investment in mutual funds	63,415,047	15,355,348
Common collective trust fund	—	3,533,696
Total investments	82,135,782	18,889,044
Due from broker	24,472	57,845,989
Receivables:		
Employer contributions	—	22,757
Employee contributions	—	60,109
Notes receivable from participants	213,946	213,193
Total receivables	213,946	296,059
Total assets	$ 82,374,200	$ 77,031,092
Net assets available for benefits	$ 82,374,200	$ 77,031,092

See accompanying notes to financial statements.

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31, 2018
Additions to net assets attributed to:	
Investment income:	
Interest and dividends	$ 4,125,473
Net (depreciation) of investments	(1,249,262)
Total investment income	2,876,211
Interest income on notes receivable from participants	9,292
Contributions:	
Employee	3,221,990
Rollovers	797,610
Employer, net of forfeitures	1,336,791
Total contributions	5,356,391
Total additions	8,241,894
Deductions from net assets attributable to:	
Benefits paid to participants	2,825,117
Administrative expenses	73,669
Total deductions	2,898,786
Increase in net assets available for benefits	5,343,108
Net assets available for benefits at beginning of year	77,031,092
Net assets available for benefits at end of year	$ 82,374,200

See accompanying notes to financial statements.

(1)   **Description of Plan**

The following description is provided for general information summary purposes. Participants of the Columbia Bank Savings and Investment Plan (the "Plan") should refer to the Summary Plan Document for a more complete description of the Plan's provisions.

(a)   *General*

The Plan is a participant-directed, defined contribution plan covering those employees of Columbia Bank and its subsidiaries (the "Bank") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Bank. Participants are allowed to begin contributions to the Plan effective the first day of the month following their hire date. Contributions are deposited with and invested by Newport Trust Company ("Newport"), the trustee of the Plan, and Newport Trust, Inc. the record-keeper of the Plan during 2018. Effective December 29, 2017, assets in the Plan were transferred from Fidelity Management Trust Company to Newport. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA), as amended.

(b)   *Eligibility*

Generally all non-union full time and temporary employees of the Bank with more than 1,000 hours of service are eligible to participate in the Plan on the first day of the month following their hire date.

(c)   *Contributions*

Participants may elect to make tax deferred contributions by payroll deduction at an annual amount of up to 60% of total pay up to a maximum amount allowed by the Internal Revenue Service ("IRS"), as defined in the Plan. Participants who have attained age 50 before the end of the Plan year and who are making deferral contributions to the Plan are eligible to make catch-up contributions of up to a maximum of $6,000 for the years ended December 31, 2018 and 2017. The Plan also allows Roth contributions. The Bank will contribute an amount on the participant's behalf equal to 100% of that portion of the participant's contribution of the first 3.00% for employees hired prior to October 1, 2018, and the first 4.50% of contributions for employees hired on or after October 1, 2018, after six months of service. The participant may change the contribution percentage monthly, and any change in a participant's pay will automatically change the participant's and the Bank's contributions. The Bank's Board of Directors, if profits permit, may authorize that an additional contribution be made during the Plan year. There were no additional contributions made for the years ended December 31, 2018 or 2017.

All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 3.0% of eligible compensation, after six months of service. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.

(d)   *Participant Accounts*

Each participant's account is valued on a daily basis, and credited with the participant's and the Bank's matching contributions, as well as allocations of net investment earnings (losses) and administrative expenses. The allocations of employer's contributions are based on both participant contributions and participant compensation as defined in the Plan document. The benefit to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Participants are permitted to select among various investment alternatives offered within the Plan. Each alternative has separate investment objectives.

(1)   Description of Plan (continued)

(e)   *Vesting*

Participants are 100% vested immediately in their contributions and the earnings or losses thereon. Bank contributions and earnings or losses thereon vest 25% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service. In addition, upon retirement at age 65 or later, or in the event of death or permanent disability, participants have a 100% vested interest in the Bank's contributions and the earnings or losses thereon. In the event of resignation or discharge prior to age 65, a participant who completed at least five years of service has a 100% vested interest in the Bank's contributions and earnings or losses thereon. Such vested interest is reduced by 25% for each year of service less than five years. Benefits are generally paid in the form of an annuity, lump-sum distribution, or installments.

(f)   *Forfeitures*

Forfeitures of nonvested bank contributions are used to reduce subsequent employer contributions. At December 31, 2018 and 2017, the forfeited nonvested account totaled $56,583 and $22,453, respectively. During the year ended December 31, 2018 the Bank's contribution was reduced by approximately $7,000 of forfeitures.

(g)   *Notes Receivable from Participants*

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of $50,000 or 50% of the vested balance of their account. The loans are secured by the balance in the participant's account. The rate of interest for the term of the loan will be established as of the loan date.

(h)   *Payment of Benefits*

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59½ or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document.

Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1st of the calendar year following the calendar year in which they attain age 70½, except to the extent that their vested account balance as of the date of termination is less than $1,000; in which case interest in the Plan will be cashed out and payment forwarded to the participant. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

(i)   *Hardship Withdrawals*

Under certain conditions, participants, while still employed by the Bank, are permitted to withdraw, in a single sum, the employee contribution portion of their account balance. These conditions include unreimbursed medical expenses, the purchase of a principal residence, the payment of postsecondary education tuition or to prevent eviction from or foreclosure on a principal residence. A participant's right to make deferrals to the Plan will be suspended for six months after the receipt of the hardship withdrawal.

(1)   Description of Plan (continued)

(j)   *Administrative Costs*

Participants who take a loan from the Plan incur a one-time fee for establishing the loan as well as a quarterly loan administrative fee. These fees are charged directly to the individual participant's accounts. Significant administrative expenses of the Plan have been paid by the Plan sponsor. Such costs primarily relate to audit fees and use of the Employer Company personnel to administer and account for the Plan.

(2)   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Plan:

(a)   *Basis of Accounting*

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

(b)   *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)   *Investment Valuation*

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

(d)   *Notes Receivable from Participants*

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. As of December 31, 2018 interest rates charged on participant loans ranged between 4.00% - 7.25% with maturities through May 11, 2028. As of December 31, 2017 interest rates charged on participant loans were at 4.00% with maturities through July 24, 2026. No allowance for credit losses have been recorded as of December 31, 2018 and 2017. The Form 5500 presents notes receivables from participants as an investment.

(e)   *Risks and Uncertainties*

The Plan invests in various investment instruments, including mutual funds, common stock of Columbia Financial, Inc., the parent company of the Bank, and common collective trust funds. These investments are subject to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term could materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.

(2)   **Summary of Significant Accounting Policies (continued)**

(f)   *Income Recognition*

Purchases and sales of investments, and related realized gains and losses, are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(g)   *Payment of Benefits*

Benefit payments are recorded when paid.

(3)   **Fair Value Measurements**

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

- Level 2 - Quoted prices for identical or similar instruments in markets that are active or inactive, or inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

- Level 3 - Prices or valuation techniques that require unobservable inputs and are both significant to the fair value measurement and unobservable (i.e., supported by minimal or no market activity). Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

(3)   Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	Fair Value as of December 31, 2018			
	Total	Level 1	Level 2	Level 3
Common stock	$ 18,720,735	$ 18,720,735	$ —	$ —
Mutual funds	63,415,047	63,415,047	—	—
	$ 82,135,782	$ 82,135,782	$ —	$ —

	Fair Value as of December 31, 2017			
	Total	Level 1	Level 2	Level 3
Mutual funds	$ 15,355,348	$ 15,355,348	$ —	$ —
Common collective trust fund	3,533,696	3,533,696	—	—
	$ 18,889,044	$ 18,889,044	$ —	$ —

Following is a description of the valuation methodologies used for assets measured at fair value.

• Common stock is valued at the closing price reported on the active market on which individual securities are traded;

• Mutual funds are measured based on exchange quoted prices available in active markets.

• Collective trusts are valued at their published net asset value ("NAV") determined by the fund and are considered readily determinable.

The methods described above may produce a fair value calculation that may not be indicative or net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in different fair value measurement at the reporting date. There have been no changes in methodologies used at December 31, 2018, and 2017.

(4)   **Plan Termination**

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue its contributions to the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, Plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

(5)   **Reconciliation of Financial Statements to Form 5500**

Certain financial information in the accompanying financial statements differs from the financial information in Form 5500 to be filed or filed with the Department of Labor for the year ended December 31, 2018. These differences arise from the fact that the accounting records of the Plan recognized contributions and expenses on an accrual basis, while Form 5500 had recognized contributions when received and expenses when paid (cash basis) in 2017.

(5)   Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of balances per the financial statements to the Form 5500 at December 31, 2018 and 2017:

	December 31,	
	2018	2017
Net assets available for benefits per the financial statements	$ 82,374,200	$ 77,031,092
Contributions receivable	—	(82,866)
Net assets available per the Form 5500	$ 82,374,200	$ 76,948,226
Employer contributions per financial statements	$ 1,336,791	
Employer contributions receivable at beginning of year	22,757	
Employer contributions per the Form 5500	$ 1,359,548	
Employee contributions per the financial statements	$ 3,221,990	
Employee contributions receivable at beginning of year	60,109	
Employee contributions per Form 5500	$ 3,282,099	

(6)   Federal Income Tax

The Company adopted a nonstandardized volume submitter profit sharing plan with the Cash or Deferred Arrangement (CODA) sponsored by Newport Group Inc. An opinion letter dated March 31, 2014 was received from the Internal Revenue Service (IRS) as to the prototype plan's qualified status. Although the prototype plan and the Plan have been amended since the issuance of the IRS determination letter, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC and is relying on this opinion letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

U. S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by Federal and New Jersey tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.

(7)   Related-Party Transactions and Exempt Party-in-Interest Transactions

The Plan owns 1,224,377 shares of Columbia Financial, Inc. as of December 31, 2018. During 2018, the Plan purchased 1,251,193 shares of stock at an aggregate cost of $12,511,930 and sold 26,816 shares of stock for total proceeds of $430,312. No shares were owned as of December 31, 2017. The Employer Company pays for fees for accounting and the administrative services. Additionally, certain employees and officers of the Employer Company, who are also participants in the Plan, perform administrative services for the Plan at no cost. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments. Notes receivable from participants held by the Plan also reflect party-in-interest transactions.

(8)   Subsequent Events

Management has evaluated events and transactions from December 31, 2018 through July 1, 2019, the date these financial statements were issued, and concluded that no material events occurred that would require disclosure.

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i – Schedule of Assets at December 31, 2018

COLUMBIA BANK
SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issuer	Description of Investment	Cost	Fair value
* Columbia Financial, Inc.	Employer Common Stock	**	$ 18,720,735
Mutual Funds:			
Fidelity	Fidelity 500 Index Fund	**	2,812,151
Fidelity	Fidelity Capital & Income	**	1,243,382
Fidelity	Extended Market Index	**	1,476,234
Fidelity	Global Ex U.S. Index	**	267,935
Fidelity	Fidelity GNMA Fund	**	533,250
Fidelity	Fidelity Govt Money Market	**	5,972,872
Fidelity	Fidelity U.S. Bond Index	**	1,815,097
Fidelity	Fidelity Freedom Income	**	957,830
Fidelity	Fidelity Freedom 2005	**	35,043
Fidelity	Fidelity Freedom 2010	**	563,292
Fidelity	Fidelity Freedom 2015	**	609,388
Fidelity	Fidelity Freedom 2020	**	6,663,713
Fidelity	Fidelity Freedom 2025	**	3,105,693
Fidelity	Fidelity Freedom 2030	**	3,318,682
Fidelity	Fidelity Freedom 2035	**	515,451
Fidelity	Fidelity Freedom 2040	**	1,200,044
Fidelity	Fidelity Freedom 2045	**	667,988
Fidelity	Fidelity Freedom 2050	**	800,198
Fidelity	Fidelity Freedom 2055	**	560,744
Fidelity	Fidelity Freedom 2060	**	428,848
Fidelity	Fidelity Balanced	**	4,535,806
Fidelity	Fidelity Equity-Income	**	2,529,950
Fidelity	Fidelity Large Growth	**	946,539
Fidelity	Fidelity Blue Chip Growth	**	5,626,479
Fidelity	Fidelity Capital Appreciation	**	2,767,206
Fidelity	Fidelity Growth Company Fund	**	5,417,186
Fidelity	Fidelity OTC Portfolio	**	3,530,621
Fidelity	Fidelity Diversified International	**	2,010,621
Pimco	Pimco Long-Term U.S. Government Fund	**	885,155
Pimco	Pimco Real Return Instl	**	155,791
Royce	Royce Pennsylvania Mutual Fund	**	504,752
UBS	UBS U.S. Small Cap Growth Fund	**	587,649
Vertus	Ceredex Mid-Cap Value Equity	**	369,457
	Total mutual funds		63,415,047
*Notes receivable from participants	Interest rates range from 4.00% - 7.25% with maturities through May 11, 2028	-	213,946
	Total assets held		$ 82,349,728

* Party-in-interest
** Historical cost has not been presented since all investments are participant-directed.

See accompanying report of independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: July 1, 2019

Columbia Bank
Savings and Investment Plan

GM. Kelly - EVP, HR
Plan Administrator

EXHIBIT INDEX

Exhibit	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1   Consent of Independent Registered Public Accounting Firm



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Consent of Independent Registered Public Accounting Firm

The Columbia Bank's Savings and Investment Committee
Columbia Bank Savings and Investment Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-226466) on Form S-8 of Columbia Financial, Inc. of our report dated July 1, 2019, with respect to the statements of net assets available for plan benefits of the Columbia Bank Savings and Investment Plan as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Columbia Bank Savings and Investment Plan.

KPMG LLP

Short Hills, New Jersey
July 1, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.